ZEVEX INTERNATIONAL, INC.
                           4314 South ZEVEX Park Lane
                           Salt Lake City, Utah 84123

                 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE
                             HELD ON JULY 17, 2003.

Dear Fellow Shareholders:

         We cordially invite you to attend the 2003 Annual Meeting of the shareholders of ZEVEX International, Inc., ("ZEVEX"). The Annual Meeting will be held on July 17, 2003, at ZEVEX' corporate offices located at 4314 South ZEVEX Park Lane (670 West), Salt Lake City, Utah 84123, at 9:00 a.m., Mountain Daylight Time, to consider and vote on the following proposals:

         1. To elect David J. McNally and Bradly Oldroyd as directors of ZEVEX, to each serve a three-year term and hold office until his successor is duly elected and qualified or his earlier resignation or removal.

         2. To ratify the appointment by the Board of Directors of Ernst & Young LLP, certified public accountants, as independent auditors for the year ended December 31, 2003.

         3. To transact such other business as may properly come before the Annual Meeting or any adjournment of the meeting.

         These proposals are described in more detail in the Proxy Statement accompanying this Notice. Only shareholders of record at the close of business on June 2, 2003, are entitled to notice of, and to vote at, the Annual Meeting and any adjournment of the meeting.

         Since our last annual meeting, Kathryn Hyer and Leonard Smith have resigned as members of our Board. Mr. Smith continues to serve as ZEVEX' Senior Vice-President. We are grateful to each of them for their service on the Board.

By order of the Board of Directors


By /s/ Phillip L. McStotts
  ---------------------------------
Phillip L. McStotts, Secretary
Dated: June 6, 2003

  Whether or not you plan to attend the Annual Meeting, please mark, sign, date, and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                            ZEVEX INTERNATIONAL, INC.
                              4314 ZEVEX PARK LANE
                           SALT LAKE CITY, UTAH 84123
                                 (801) 264-1001

                                 PROXY STATEMENT

         Our Board of Directors is soliciting proxies for our 2003 Annual Meeting of shareholders to be held at 9:00 a.m., local time on July 17, 2003, at our corporate offices located at 4314 ZEVEX Park Lane (670 West) Salt Lake City, Utah, 84123. This Proxy Statement contains important information for you to consider when and voting on the proposals before the meeting. This proxy statement, the notice of Annual Meeting, proxy card and ZEVEX' Annual Report on Form 10-K for the year ended December 31, 2002, are being mailed to our shareholders on or about June 6, 2003.

                     FREQUENTLY ASKED QUESTIONS AND ANSWERS

Q:       Why am I receiving this Proxy Statement?

A: This Proxy Statement describes proposals on which we would like you, as a shareholder, to vote. It also gives you information on these proposals and certain other information about ZEVEX so that you can make an informed decision.

Q:       Who can vote at the Annual Meeting?

A: Shareholders who were shown on ZEVEX records as owning ZEVEX common stock at the end of business on June 2, 2003 (the record date for the meeting) may attend and vote at the Annual Meeting. There were 3,400,964 shares of ZEVEX common stock outstanding on June 2, 2003.

Q:       How many votes do I have?

A:       Each share of common  stock that you owned on the record date entitles you to one vote on each  proposal  that is voted on by the shareholders.

Q:       What is the proxy card?

A: The proxy card enables you to appoint David McNally and Phillip McStotts as your representatives at the Annual Meeting. By completing and returning the proxy card you are authorizing Messrs. McNally and McStotts to vote your shares at the meeting, as you have instructed them on the proxy card. This way, your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, it is a good idea to complete and return your proxy card before the meeting date just in case your plans change.

Q:       What am I voting on?

A:       You are being asked to vote on:

         o   the election of two directors, and

         o ratification of our selection of Ernst & Young LLP as our independent accountants.

         Later sections of this Proxy Statement give you more information on the nominees for election to our Board and our independent accountants. We will also transact any other business that properly comes before the meeting.

Q:       How do I vote?

A: You may vote either by attending the Annual Meeting and voting in person, or you may vote by mail by completing, signing and dating your proxy card or voting instructions and returning it in the enclosed, postage-paid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted:

         o  as you instruct, and

         o according to the best judgment of Messrs. McNally and McStotts if a proposal comes up for vote at the meeting that is not on the proxy card (our Board of Directors currently does not know of any matters to be considered at the Annual Meeting other than the proposals described above).

         If you return a signed and dated proxy card but do not provide voting instructions, your shares will be voted:

         o  for the two named nominees for directors,

         o for ratification of the selection of Ernst & Young LLP as our independent accountants, and

         o according to the best judgment of Messrs. McNally and McStotts if a proposal comes up for a vote at the meeting that is not on the proxy card.

         If you attend the Annual Meeting, you may vote by delivering your completed proxy card in person or you may vote by completing a ballot. We will hand out written ballots at the meeting. However, if you hold your shares in street name, you must obtain a legal proxy from your stockbroker in order to vote at the meeting. Holding shares in "street name" means you hold them through a brokerage firm, bank or other nominee, and therefore the shares are not held in your individual name. We encourage you to examine your proxy card closely to make sure you are voting all of your shares in ZEVEX.

Q:       What does it mean if I receive more than one proxy card?

A:       It means that you may have  multiple  accounts at the  transfer  agent and/or with stockbrokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q:       What if I change my vote after I return my proxy?

A:       You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

         o sending a written notice to the Secretary of ZEVEX (at the address shown on the cover page) stating that you would like to revoke your proxy of a particular date,

         o signing another proxy with a later date and returning it before the polls close at the Annual Meeting, or

         o  attending the Annual Meeting and voting in person.

Q:       Will my shares be voted if I do not sign and return my proxy card?

A: (1) If your shares are held in street name, your brokerage firm, under certain circumstances, may vote your shares. Brokerage firms have authority under the NASDAQ rules to vote customers' unvoted shares on some "routine" matters. The proposals to elect directors and ratify the appointment of accountants are routine matters. If you do not submit a proxy to vote your shares, your brokerage firm may either:

         o  vote your shares on routine matters, or

         o  leave your shares unvoted.

         If a brokerage firm entitled to vote your shares leaves those shares unvoted, it is called a "broker nonvote." A brokerage firm cannot vote customers' shares on non-routine matters without instructions from you. You may have granted to your stockbroker discretionary voting authority over your account. Your stockbroker may be able to vote your shares depending on the terms of the agreement you have with your broker. If you hold your shares in street name and you do not authorize your broker to vote on your behalf, you must obtain a legal proxy from your stockbroker in order to vote at the Annual Meeting. We encourage you to provide instructions to your broker. This ensures your shares will be voted at the meeting.

         (2) If your shares are in your name and you do not sign and return your proxy card, your shares will not be voted unless you vote in person at the meeting.

Q:       How are votes counted?

A:       You may vote:

         o either "for" each director nominee or "withhold" your vote from any one or more of the nominees, and

         o "for," "against," or "abstain" on the selection of Ernst & Young LLP as our independent accountants.

Q:       How many shareholders are needed either in person or by proxy to hold the Annual Meeting?

A:       To hold the Annual Meeting and conduct  business,  a majority of the
ZEVEX outstanding shares entitled to vote as of June 2, 2003 must be present at the meeting. This is called a quorum. Shares are counted as present at the meeting if the shareholder either:

         o  is present in person at the meeting, or

         o  has properly submitted a proxy card.

         Broker nonvotes and other shares that are present but abstain or do not vote are counted for determining the presence of a quorum.

Q:       What will happen if a quorum is not obtained?

A: If a quorum is not present, the officer presiding over the meeting may propose one or more adjournments of the Annual Meeting to permit further solicitation of proxies. At such adjournments the proxies will continue to be valid and, once a quorum is present, shareholders will vote on the proposals described in this Proxy Statement. Messrs. McNally and McStotts will vote in favor of any such proposed adjournments.

Q:       How many votes must the nominees have to be elected as directors?

A: The two nominees receiving the highest number of "for" votes will be elected as directors, regardless of whether that number represents a majority of the votes cast. This number is called a plurality. Votes that are withheld will be excluded entirely from the vote.

Q:       What happens if nominees are unable to stand for re-election?

A: The Board may, by resolution, designate substitute nominees. If you have completed and returned your proxy, Messrs. McStotts and McNally can vote your shares for substitute nominees. They cannot vote for more than two nominees. Our Board of Directors currently has no reason to believe that any nominee will be unavailable or unwilling to serve.

Q:       How many votes are required to ratify the appointment of Ernst & Young
LLP?

A: The affirmative vote of a majority of the votes cast at the Annual Meeting is required to ratify the appointment of Ernst & Young LLP as our accountants. Abstentions and broker non-votes are not counted for purposes of determining whether the proposal has been approved.

Q:       How many votes are required to approve other matters that may come before the shareholders at the meeting?

A: In most circumstances, the affirmative vote of a majority of the votes cast at the Annual Meeting is required to approve other matters that may come before the shareholders at the meeting. Certain matters specified in our Certificate of Incorporation and Delaware law, however, impose other voting requirements.

Q:       Is my vote kept confidential?

A:       Proxies,  ballots and voting  tabulations  identifying  shareholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.

Q:       Where do I find the voting results of the meeting?

A: We will announce preliminary voting results at the meeting. We will publish the final results in our quarterly report on Form 10-Q for the third quarter of 2003, which we expect to file with the Securities and Exchange Commission during November 2003.

Q:       How is ZEVEX conducting the solicitation of proxies?

A: We will solicit proxies primarily by mail. In addition, our directors, officers, and regular employees may, without additional compensation, solicit proxies by telephone, email, facsimile, or personal interviews. We will also make arrangements with banks, brokerage firms, and others to forward solicitation materials to the beneficial owners of shares held by them. We will bear the total cost of all such solicitation efforts, including reimbursement of the expenses of brokers and other nominees.

Q:       Who should I contact if I have any questions?

A: If you have any questions about the Annual Meeting or your ownership of common stock, please contact Phillip McStotts, Secretary, at the address or telephone number listed above.

                            PROPOSALS TO BE VOTED ON

1.    ELECTION OF DIRECTORS

         Nominees for re-election this year as Class II directors, for a three-year term ending in 2006, are:

                  David J. McNally
                  Bradly Oldroyd

         Each nominee is presently a ZEVEX director and has consented to serve a new three-year term. See the section below "Our Board of Directors" for information about these nominees and other aspects of our board of directors and management.

Recommendation of the Board of Directors

         Our Board of Directors unanimously recommends a vote "for" each of the nominees listed above.

2.    RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

         Subject to shareholder ratification, our Audit Committee has selected Ernst & Young LLP as our independent accountants to examine our financial statements for the year ended December 31, 2003. Ernst & Young LLP has served as our accountants since 1997. Although ratification of the Audit Committee's selection of Ernst & Young LLP is not required under our bylaws or other legal requirements, we are submitting the appointment of Ernst & Young LLP to the shareholders as a matter of good corporate practice. If shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if shareholders ratify the selection of Ernst & Young LLP, the Audit Committee may appoint a different independent accounting firm if the Audit Committee determines it is in the best interests of ZEVEX and the shareholders to do so. We anticipate that a representative of Ernst & Young LLP will attend the meeting in order to respond to appropriate questions from shareholders and will have an opportunity to make a statement.

Audit Fees

         Ernst & Young LLP's fees for our 2002 annual audit and review of interim financial statements during 2002 were $95,000.

Financial Information Systems and Implementation Fees

         Ernst & Young LLP did not render any professional services to us in 2002 with respect to financial information systems design and implementation.

All Other Fees

         Ernst & Young LLP's fees for all other professional services rendered to us during 2002 were $18,335, which were $16,000 for the audit of our employee benefit plans and $2,335 for income tax services provided.

Audit Committee Independence

         The Audit Committee has considered the role of Ernst & Young LLP in providing us with the services described above, and has concluded that those services are compatible with their independence from management and from ZEVEX.

Recommendation of the Board of Directors

         Our Board of Directors unanimously recommends that the shareholders vote "for" ratification of the selection of Ernst & Young LLP as our independent accountants.

3.       OTHER BUSINESS

         Our Board knows of no other business for consideration at the Annual Meeting. If other matters are properly presented at the meeting, or at any adjournment or postponement of the meeting, Messrs. McNally and McStotts will vote, or otherwise act, on your behalf in accordance with their judgment on such matters.

                             OUR BOARD OF DIRECTORS

         Pursuant to our Delaware Certificate of Incorporation and Bylaws, our Board of Directors has been divided into three classes, with only a single class subject to re-election each year. These three classes contain all seven of our directorships. Class I contains two directorships expiring at the annual meeting of shareholders in 2004, and Class III contains three directorships expiring at the annual meeting of shareholders in 2005. Class II contains two directorships expiring at this years Annual Meeting. At the Annual Meeting, shareholders are being asked to elect two individuals to serve as Class II directors until the 2006 annual meeting of shareholders and until their successors are duly elected and qualified or their earlier resignation or removal. Certain biographical information with respect to each of the directors, including the two nominees, is set forth below.

Current Nominees for Director

         The names of the two nominees for Class II director, their ages, the number of years they have been directors of ZEVEX, and their current positions with us are provided below.


                                                                                                             Years as
Name                             Age    Position                                                             Director
----                             ---    --------                                                             --------
David J. McNally                 41     Chief Executive Officer, President and Chairman                         16
Bradly Oldroyd                   45     Director                                                                12



Class II Directors - Nominees:

         David J. McNally is one of our founders and has served as our Chief Executive Officer and Chairman since September 2000. Prior to September 2000, Mr. McNally served as our Executive Vice President and as a director since our inception in 1986. He also serves as CEO and director of our wholly-owned subsidiaries, ZEVEX Inc. and JTech Medical Industries, Inc. (JTech). Mr. McNally was an Ernst & Young Entrepreneur of the Year Finalist in 1998, and again in 1999. Prior to joining us, he was employed by EDO Corporation in Salt Lake City, Utah as a marketing manager from 1985 to 1987. From 1984 to 1985, Mr. McNally was employed by Physical Acoustics Corporation, a Princeton, New Jersey based manufacturer of acoustic testing systems, as its regional sales manager for the Southeastern United States. From 1983 to 1984, he was employed by Hercules, Inc., in Magna, Utah, as an advanced methods development engineer. Mr. McNally received a Bachelor of Science Degree in Mechanical Engineering from Lafayette College in May 1983 and an Executive Master of Business Administration Degree from the University of Utah in June 1992.

         Bradly A. Oldroyd has been a director since October 1991. He is the founder and principal shareholder of Pinnacle Management Group, a Salt Lake City-based personnel services firm, serving as its President since 1986. Mr. Oldroyd is also the founder and CEO of TeamONE Food and Fuel Centers, a Salt Lake City-based petroleum and convenience goods retailer. He is also a member of the faculty of the University of Phoenix campus in Salt Lake City, where he teaches management and marketing courses in undergraduate and graduate programs. Mr. Oldroyd received a Bachelor of Science degree in Marketing from Utah State University in 1981 and a Master of Business Administration Degree from the University of Utah in 1982.

Class III Directors:

                                                                                                             Years as
Name                             Age    Position                                                             Director
----                             ---    --------                                                             --------
Phillip L. McStotts              45     Chief Financial Officer, Secretary and Treasurer                        16
David B. Kaysen                  52     Director                                                                2
Dan Robertson                    55     Director                                                                1



         Phillip L. McStotts is one of our founders and has served as our CFO, Secretary, and Treasurer, and as a director since our inception. He also serves as a director of our wholly-owned subsidiaries, as CFO, Secretary and Treasurer of ZEVEX Inc. and as CFO and Secretary of JTech. Mr. McStotts was an Ernst & Young Entrepreneur of the Year Finalist in 1998, and again in 1999. Mr. McStotts was a practicing CPA running his own professional corporation, Phillip L. McStotts, CPA P.C., from 1986 to 1992. Prior to starting his own firm, Mr. McStotts was employed from 1985 to 1986 as an accountant with the Salt Lake City firm of Chachas & Associates, where he was a tax manager. He has also worked in the tax departments of the regional accounting firms of Pearson, Del Prete & Company, and Petersen, Sorensen & Brough. Mr. McStotts received a Bachelor of Science Degree in Accounting from Westminster College in May 1980, and received a Master of Business Administration Degree in Taxation from Golden Gate University in May 1982.

         David B. Kaysen has been a director since November 2000. Mr. Kaysen has served since December 2002 as President, Chief Executive Officer and Director of Diametrics Medical, Inc. a publicly traded (NASDAQ: DMED) manufacturer and marketer of critical care blood analysis systems that provide immediate or continuous diagnostic results at the point-of-care. From 1992 to 2002, Mr. Kaysen served as Chief Executive Officer, President, and director of Rehabilicare Inc., a publicly traded (NASDAQ: REHB) manufacturer and marketer of electromedical rehabilitation and pain management products for clinician, home and industrial use. From 1989 to 1992, Mr. Kaysen served as Executive Vice President for Emeritus, a company that developed and marketed clinical assessment software for the nursing home industry. Mr. Kaysen also served as President and CEO of Surgidyne, Inc., which markets specialty medical and surgical products, from 1988 to 1989. From 1986 to 1988, Mr. Kaysen was Vice President of Marketing for Red Line/XVIIIB Medimart, a medical product distributor. Mr. Kaysen also served in various general management positions with American Hospital Supply Corporation from 1974 to 1986. Mr. Kaysen currently serves as a director on the board of American Telecare, Inc., a privately held company that markets home telemedicine products and Medical CV, Inc. a publicly traded (NASDAQ Small Cap: MDCVU) manufacturer and marketer of mechanical heart valves. Mr. Kaysen graduated with a Bachelor of Science Degree in Business Administration from the University of Minnesota in 1972.

         Dan Robertson has been a director since April 2002. Mr. Robertson is a Managing Director of Insurance Offices of America, where he has been responsible for managing reinsurance relationships and risk sharing programs since 2001. From 1997 to 2001, Mr. Robertson was Senior Vice President of Protegrity Services Inc., where he developed comprehensive insurance products and underwriting programs with national carriers and reinsurers.
From 1992 to 1997, Mr. Robertson was President of Berkley Risk Managers, a full service risk management company within the W.R. Berkley Group. Prior to 1992, Mr. Robertson was Field Operations Vice-President in charge of CIGNA Corporation's network of workers compensation claim-management centers. Mr. Robertson graduated with a Bachelor of Science Degree in Psychology from Arizona State University in 1970.

Class I Directors:


                                                                                                             Years as
Name                             Age    Position                                                             Director
----                             ---    --------                                                             --------
John T. Lemley                   59     Director                                                                -
Richard L. Shanaman              67     Director                                                                -

         John T. Lemley has been a director  since  February  2003.  Mr.
Lemley is  retired.  From 1999 to 2001 Mr.  Lemley  served as Executive  Vice
President and Chief Financial Officer of emWare Inc. a privately held supplier in the emerging market for device-networking solutions. From
1995 to 1999, Mr. Lemley served as Vice President and Chief Financial Officer of Evans & Sutherland Computer Corporation, a leading supplier of 3-D graphic technology for aerospace defense, simulation applications, and high performance NT workstation markets. From 1994 to 1995, Mr. Lemley served as Sr. Vice President and Chief Financial Officer of Megahertz Holding Corporation, a publicly traded manufacturer of data and fax modems for portable computers that was acquired by U.S. Robotics, Inc. in 1995. From 1990 to 1994, Mr. Lemley served as Vice President, Corporate Controller and Acting Chief Financial Officer for Medtronic, Inc. (NYSE: MDT) the world's leading producer of medical devices. From 1973 to 1990, Mr. Lemley served in various financial executive positions for Hewlett Packard Company. Mr. Lemley graduated with a Bachelor of Science Degree in Civil Engineering from the University of California, Berkeley in 1965, and an MBA in Finance from the University of Oregon in 1967.

         Richard L. Shanaman has been a director since February 2003. Mr. Shanaman is retired. From 1987 to 2003, Mr. Shanaman served as a Director of Lombard Investments, a San Francisco, California-based Private Equity fund with $1.2 billion under management. Mr. Shanaman is highly regarded in business circles throughout the Western United States as the founder of the first venture capital fund in Utah, Utah Ventures, where he served as both General and Limited Partner. From 1978 to 1983 Mr. Shanaman served as Vice-Chair, Chief Financial Officer and Treasurer of American Stores, a NYSE company, prior to its merger with Albertsons. Mr. Shanaman also currently serves as a director of TruVision, a privately held company that markets vision care services through health plans nationwide. Mr. Shanaman graduated with a Bachelor of Science Degree in Economics from Dartmouth College in 1958, and a Degree in Credit and Finance Management from Stanford University in 1969.

Committees of the Board of Directors

         Our Board of Directors has three committees, the Audit Committee, Nominating Committee, and the Compensation Committee.

         The members of our Audit Committee are John T. Lemley, Richard L. Shanaman, and David B. Kaysen. The Audit Committee operates in accordance with an Audit Committee Charter, which was recently revised in the form attached to this Proxy Statement as Appendix A. As specified in the Charter, each of the Audit Committee members meets the independence requirement specified under NASDAQ Rule 4200(a)(14). The Audit Committee is authorized to review proposals of ZEVEX' auditors regarding annual audits, recommend the engagement or discharge of ZEVEX' auditors, review recommendations of such auditors concerning accounting principles and the adequacy of internal controls and accounting procedures and practices, review the scope of the annual audit, approve or disprove each professional service or type of service other than standard auditing services to be provided by the auditors, and review and discuss the audited financial statements with the auditors. In the Audit Committee Charter, as amended March 6, 2003, the Audit Committee has the sole authority to approve the non-audit services of the auditors. The non-audit services that were provided by the auditors in 2001 and 2002 were not approved by the Audit Committee. In the future, however, the Audit Committee will approve all non-audit services by the auditors.

         The members of our Nominating  Committee are David B. Kaysen,  Bradly
A. Oldroyd, Dan Robertson, John T. Lemley, and Richard L. Shanaman. The Nominating Committee reviews and recommends candidates to fill vacancies or additions to the Board of Directors. The Nominating Committee will accept for consideration shareholder's nominations for directors if made in accordance with ZEVEX Bylaws.

         The members of our Compensation Committee are David B. Kaysen, Bradly A. Oldroyd, and Dan Robertson. The Compensation Committee establishes remuneration of the executive officers and directors of ZEVEX and oversees the administration of ZEVEX' stock option plan.

Meetings of the Board of Directors and its Committees

         The Board of Directors held twelve meetings during the last fiscal year. Each director attended at least 75% of the Board meetings held during the period for which he was a director in 2002. The Audit Committee held six meetings during the last fiscal year. The Compensation Committee held two meeting during the last fiscal year. The Nominating Committee was formed in December 2002 and did not hold any meetings during the last fiscal year. Each member of these committees attended at least 75% of the meetings of those committees held during 2002.

                               EXECUTIVE OFFICERS

       Our executive officers are:

       Name                                     Position
       David J. McNally                         Chief Executive Officer, President, and Chairman
       Leonard C. Smith                         Sr. Vice-President
       Phillip L. McStotts                      Chief Financial Officer and Secretary/Treasurer


         For the biographies of Messrs. McNally and McStotts, see "Our Board of Directors" above. The biographical information with respect to Mr. Smith is set forth below. Executive officers serve at the pleasure of the Board of Directors.

         Leonard C. Smith, age 53, has served as Sr. Vice President since March 2002, and served as a director from April 1999 through December 2002. Mr. Smith is a founder of JTech and has served as its President since 1995. He also serves as Sr. Vice President and a director of our wholly-owned JTech subsidiary. Prior to joining JTech in 1994, he established "the Charles Group", a medical marketing company specializing in diagnostic and rehabilitation products. From 1993 to 1994, Mr. Smith was Vice President of Four Corners, a large chain of health clubs based in the Southwest. From 1979 to 1993, Mr. Smith was a partner and Vice President of Sales and Marketing at Hoggan Health Industries, a manufacturer of commercial fitness equipment. Mr. Smith received a Bachelor of Science Degree in Business Management from the University of Utah in 1977.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

         We pay each director who is not an employee of ZEVEX or its subsidiaries a director's fee of $2,000 per quarter and $1,000 per year for each committee to which the director is elected. Each director is also granted 10,000 stock options upon first being elected to the board, with 25% vesting on an annual basis over four years, in addition to being granted 2,500 stock options annually, which vest one year after issue, while a member of the Board of Directors. Although we may also issue stock options to directors who are employees for their service as directors, these employee directors currently receive no additional compensation for serving as directors or attending meetings of directors or shareholders.

Compensation of Executive Officers

         The following table sets forth the compensation we paid to each of our executive officers during the three-year period ended December 31, 2002.

                           SUMMARY COMPENSATION TABLE
                                                                                      Long Term Compensation
                                         Annual Compensation                       Awards           Payouts
(a)                           (b)      (c)          (d)         (e)       (f)         (g)           (h)       (i)
                                                                Other     Restricted  Securities              All
Name and                                                        Annual    Stock       Underlying    LTIP      Other
Principal Position            Year     Salary       Bonus       Comp.     Awards      Options       Payouts   Comp.
------------------            ----     ------       -----       -----     ------      -------       -------   -----
David J. McNally              2002     $194,543     $0          0         0           40,000        0         $5,500(a)
Chief Executive Officer       2001     $185,500     $7,500(b)   0         0           0             0         $5,250(a)
President, Chairman           2000     $142,528     $27,500(b)  0         0           40,000        0         $5,250(a)

Leonard C. Smith              2002     $181,931     $20,000(b)  0         0           40,000        0         $6,000(a)
Sr. Vice President            2001     $175,000     $0          0         0           0             0         $5,250(a)
                              2000     $128,563     $15,500(b)  0         0           40,000        0         $5,250(a)

Phillip L. McStotts           2002     $172,030     $15,000(b)  0         0           40,000        0         $5,500(a)
Chief Financial Officer       2001     $165,000     $0          0         0           0             0         $5,250(a)
Secretary/Treasurer           2000     $133,061     $17,500(b)  0         0           40,000        0         $5,250(a)

(a)     Represents the amount we paid as a contribution to the ZEVEX 401(k) Pension and Profit Sharing Plan on the officer's behalf.
(b)     Bonus amount received by each officer are for performance during the prior year.


                       OPTIONS GRANTS IN LAST FISCAL YEAR

         The following table summarizes the stock options granted to each executive officer during the year ended December 31, 2002, including the potential realizable value over the term of the options, which is based on assumed rates of stock appreciation of 5% and 10%, compounded annually and subtracting from that result the aggregate option exercise price. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

         During the year ended December 31, 2002, we granted options to purchase up to an aggregate of 229,500 shares to employees under our 1999 Stock Option Plan.

                              Individual Grants
                                                                                   Potential Realizable Value At Assumed
                                                                                Annual Rate Of Stock Price Appreciation For
                                                                                                Option Term
                                       Percent Of
                         Number Of       Total
                         Securities     Options/
                         Underlying       SARs
                          Options/     Granted To
                            SARs       Employees     Exercise Or
                          Granted      In Fiscal     Base Price    Expiration
         Name               (#)           Year         ($/Sh)         Date             5% ($)                 10% ($)
         (a)                (b)           (c)            (d)           (e)               (f)                    (g)
----------------------- ------------- ------------- -------------- ------------ ---------------------- ----------------------
----------------------- ------------- ------------- -------------- ------------ ---------------------- ----------------------
David J. McNally           40,000        17.43%         $3.15       1/17/2009          $51,295               $119,538
Phillip L. McStotts        40,000        17.43%         $3.15       1/17/2009          $51,295               $119,538
Leonard C. Smith           40,000        17.43%         $3.15       1/17/2009          $51,295               $119,538

         Our Compensation Committee approved the grants described above effective January 18, 2002. The options vest over a period of four years.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

         The following table sets forth the options exercised during the year ended December 31, 2002, by each of our executive officers and the value of options held by such persons at such year-end. None of the named officers exercised any stock options during 2002.

                                                                                                    Value of
                                                                     Number of                      Unexercised
                                                                     Unexercised                    In-the-Money
                                                                     Options at                     Options at
                                  Shares                             FY-End                         FY-End
Name and                          Acquired          Value            Exercisable/                   Exercisable/
Principal Position               or Exercised       Realized         Unexercisable                  Unexercisable
--------- --------               -- ---------       ---------------  -------------                  -------------
David J. McNally
Chief Executive Officer               0                  0            26,250/83,750                     $0/0

Leonard C. Smith
Sr. Vice President                    0                  0            50,000/70,000                     $0/0

Phillip L. McStotts
Secretary/Treasurer                   0                  0            26,250/83,750                     $0/0



         Of the unexercised options listed above for each of Messrs. McNally and McStotts, 30,000 were granted effective on January 1, 1999 and expire on January 7, 2005. The exercise price on such options is $5.00. Of the unexercised options listed above for Mr. Smith, 40,000 were granted on January 5, 1999 and expire on January 4, 2004. The exercise price on such options is $4.875. Of the unexercised options listed above for each of Messrs. McNally, Smith and McStotts, 40,000 were granted effective on November 27, 2000 and expire on November 27, 2007. The exercise price on such options is $4.75. Of the unexercised options listed above for each of Messrs. McNally, Smith and McStotts, 40,000 were granted effective on January 17, 2002 and expire on January 17, 2009. The exercise price on such options is $3.15. The value of the unexercised options was determined by reference to the closing sales price for ZEVEX' Common Stock on the NASDAQ Stock Market as of December 31, 2002, which was $1.90.

          TERMINATION OF EMPLOYMENT AND CHANGE-OF-CONTROL ARRANGEMENTS

         We do not have any employment agreements with our executive officers. We have entered into Executive Severance Package Agreements with Messrs. McNally, McStotts, and Smith that provide for certain benefits to be paid to them under circumstances following a "change-in-control" (as defined by the Executive Severance Package Agreement). In the event that ZEVEX experiences a change-in-control and the executive is terminated without "cause", or if he is "constructively terminated" within eighteen months following a change-in-control, or a relocation of the executive's principal office of more than 50 miles is required, the executive will receive the following benefits:

(a) Mr. McNally: (i) a severance payment equal to 24 months of his current salary and annual bonus; (ii) the full acceleration of the vesting of his options; (iii) in the event that the severance triggers a non-deductible excise tax under Section 280G of the Internal Revenue Code, the severance shall be reduced to a level that will not trigger the excise tax; and (iv) one-third of the severance is future compensation for a non-compete obligation.

(b) Mr. McStotts: (i) a severance payment equal to 18 months of his current salary and annual bonus; (ii) the full acceleration of the vesting of his options; (iii) in the event that the severance triggers a non-deductible excise tax under Section 280G of the Internal Revenue Code, the severance shall be reduced to a level that will not trigger the excise tax; and (iv) one-third of the severance is future compensation for a non-compete obligation.

(c) Mr. Smith: (i) a severance payment equal to 12 months of his current salary and annual bonus; (ii) the full acceleration of the vesting of his options; (iii) in the event that the severance triggers a non-deductible excise tax under Section 280G of the Internal Revenue Code, the severance shall be reduced to a level that will not trigger the excise tax; and (iv) one-third of the severance is future compensation for a non-compete obligation.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During 2002:

         o None of the members of the Compensation Committee was an officer (or former officer) or employee of ZEVEX or any of our subsidiaries;

         o None of the members of the Compensation Committee entered into (or agreed to enter into) any transaction or series of transactions with ZEVEX or any of our subsidiaries in which the amount involved exceeds $60,000;

         o None of ZEVEX' executive officers served on the Compensation Committee (or another Board committee with similar functions or, if there was no committee like that, the entire Board of Directors) of another entity where one of that entity's officers served on ZEVEX' Board or as a member of our Compensation Committee; and

         o None of ZEVEX' executive officers was a director of another entity where one of that entity's officers served on our Compensation Committee.

                      REPORT OF THE COMPENSATION COMMITTEE

         Our Compensation Committee has provided the following report on the compensation of the executive officers including our Chief Executive Officer and the relationship of our performance to executive compensation.

                          Compensation Committee Report

         The Compensation Committee of the Board of Directors reviews and approves salaries, bonuses, and other benefits payable to our officers. The Compensation Committee is composed of Mr. David B. Kaysen, Mr. Dan Robertson, and Mr. Bradly A. Oldroyd, all independent, non-employee directors.

         The goals of the Compensation Committee in establishing compensation for executive officers are to align executive compensation with business objectives and performance and to enable us to attract, retain and reward executive officers who contribute to the long-term success of ZEVEX. The compensation policies and programs utilized by the Compensation Committee and endorsed by the Board of Directors generally consist of the following:

  i. Recommending executive officer total compensation in relation to ZEVEX' performance;
 ii. Providing a competitive compensation program in order to attract, motivate and retain qualified personnel;
iii. Providing a management tool for focusing and directing the energies of the ZEVEX' three executives toward achieving individual and corporate objectives; and
 iv. Providing long-term incentive compensation in the form of annual stock option awards and performance-based stock option awards to link individual success to that of ZEVEX.

         Our executive compensation consists of three components: base salary, annual incentive compensation in the form of cash bonuses and stock options, each of which is intended to complement the others and, together, to satisfy ZEVEX' compensation objectives. The Compensation Committee's policies with respect to each of the three components are discussed below:

         Base Salary. The Compensation Committee considers several factors in determining base salaries for our three executive officers, including industry averages for comparative positions, responsibilities of the executive officers, length of service with ZEVEX, and corporate and individual performance. Such factors are applied by the Compensation Committee on a subjective basis and without application of set criteria. The industry averages are derived from ZEVEX' peer group, as well as wage surveys based on regional and local companies of similar size and employee base. Also, the Compensation Committee believes that ZEVEX' most direct competitors for executive talent are not necessarily all of the companies that would be included in a peer group established to compare shareholder returns. Thus, the industry averages used by the Committee are not entirely derived from the same peer group as used in the Comparison of Five Year Cumulative Total Return graph included in this Proxy Statement.

         Cash Bonuses. Cash bonuses paid to our three executive officers are discretionary and are based on the relative success of ZEVEX in attaining certain financial and personal performance objectives and the three officers' contribution to the achievement of those financial and personal performance objectives. The financial objectives included annual percentage revenue growth and annual percentage net income growth. Personal performance objectives were based on the individual officers and the effect they had on various aspects of the business. Mr. McNally was not awarded a cash bonus in the 2002 fiscal year for specific financial or non-financial objectives for performance in the prior year.

         Stock Options. Stock options provide additional incentives to our three executive officers to maximize long-term shareholder value. The options that have been granted vest over a defined period to encourage these officers to continue their employment with ZEVEX. ZEVEX also grants stock options to many employees, commensurate with their potential contributions to ZEVEX. Such factors are applied on a subjective basis by the Compensation Committee and without use of specific objectives or formulas. Mr. McNally was granted 40,000 stock options effective January 17, 2002 that expire on January 17, 2009. The exercise price on such options is $3.15.

         Chief Executive Officer Compensation. David J. McNally has been the Chief Executive Officer of ZEVEX since September 1, 2000. For fiscal year 2002, Mr. McNally received base salary compensation consisting of a salary of $194,543, based upon industry averages for comparative positions, responsibilities, length of service and corporate and individual performance, and was granted 40,000 stock options effective January 18, 2002.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
Bradly A. Oldroyd
David B. Kaysen
Dan Robertson

                          REPORT OF THE AUDIT COMMITTEE

         The following report describes the activities of our Audit Committee with respect to its oversight of our financial reporting and auditing process. The report shall not be deemed to be "filed" as part of this Proxy Statement of any future report that we may file with the Securities and Exchange Commission for the purpose of any liability with respect thereto.

                             Audit Committee Report

         The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management including a discussion of the quality, not just acceptability, of the accounting principles, the reasonableness of significant judgments, accounting estimates, and the clarity of disclosures in the financial statements.

         The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just acceptability, of the our accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with independent auditors the auditors' independence from management and ZEVEX including the matters in the written disclosures required by the Independence Standards Board and matters relating to provisions for non-audit related services. The Committee has also considered whether the provision of services by the independent auditors outside of the audit fees is compatible with maintaining the independence of the independent auditors.

         The Committee discussed with our independent auditors the overall scope and plans for their audits. The Committee met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of ZEVEX' internal controls, and the overall quality of our financial reporting.

         Based on the Audit Committee's discussion with management and the independent auditors, the Audit Committee's review of the audited financial statements, the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors approve, and the Board has approved that audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to shareholders approval, the selection of ZEVEX' independent auditors for the year ended December 31, 2003.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
John T Lemley, Audit Committee Chair (since February 2003)
Bradly A. Oldroyd, Audit Committee Member (until February 2003)
David B. Kaysen, Audit Committee Member
Richard L. Shanaman, Audit Committee Member (since February 2003)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of ZEVEX' Common Stock (par value $0.001) as of April 30, 2003, by (i) each person (or group of affiliated persons) known to us to beneficially own more than 5% of the outstanding shares of ZEVEX' Common Stock, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group. As of such date, we had a total of 3,400,964 shares of Common Stock outstanding. Unless indicated otherwise, the address for each officer, director and 5% shareholder is c/o ZEVEX International, Inc., 4314 ZEVEX Park Lane, Salt Lake City, Utah 84123.




                                                                          Number of                      Percent
 Name                                                                    Shares Owned                  Of Class(1)
 ----------------                                                        ------------                  -----------

David J. McNally(2)                                                        278,448                         8.1%

E*Capital Corporation(3)                                                   196,000                         5.8%

Jeff Holmes(4)                                                             195,000                         5.7%

Phillip L. McStotts. (5)                                                   185,650                         5.4%

Leonard C. Smith(6)                                                        101,700                         2.9%

Bradly A. Oldroyd(7)                                                        28,250                          *

John T. Lemley(8)                                                           10,000                          *

David B. Kaysen(9)                                                          7,500                           *

Dan M. Robertson(10)                                                        2,500                           *

Richard L. Shanaman(11)                                                     2,000                           *

All Officers and Directors
As a Group (2) (5) (6) (7) (8) (9) (10) (11)                               616,048                        16.3%


*Less than 1%

(1) For purposes of the table, "beneficial ownership" includes stock that a shareholder has the right to acquire pursuant to options or rights of conversion within 60 days of April 30, 2003. The percentage ownership for each shareholder is calculated assuming that all the stock that could be so acquired by that shareholder within 60 days, by option exercise or otherwise, has in fact been acquired and that no other shareholder has exercised a similar right to acquire additional shares. Except as indicated otherwise below, the shareholder named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

(2) Chief Executive Officer, President and Chairman. Includes 240,198 shares of Common Stock held directly, 36,250 shares of Common Stock issuable upon exercise of options held by Mr. McNally that are currently exercisable or will become exercisable within 60 days, and 2,000 shares held by Mr. McNally as custodian for his child. Excludes 93,750 shares of Common Stock issuable upon exercise of options held by Mr. McNally that are not currently exercisable and will not become exercisable within 60 days.

(3) This information is based on Schedule 13G filed February 10, 2003, with the SEC by E*Capital Corporation, a California Corporation, and certain of its affiliates. Includes 128,500 of such shares of Common Stock held by E*Capital Corporation, 38,000 shares of Common Stock held by Edward W. Wedbush, and 15,200 shares of Common Stock held by Wedbush Morgan Securities, Inc. Edward W. Wedbush is the Chairman of E*Capital Corporation and owns a majority of the outstanding shares of E*Capital Corporation. Edward W. Wedbush is the President and Chief Executive Officer of Wedbush Morgan Securities, Inc. E*Capital Corporation owns a majority of the outstanding shares of Wedbush Morgan Securities, Inc. Accordingly, Edward W. Wedbush may be deemed the beneficial owner of the ZEVEX Common Stock owned by E*Capital Corporation. However, beneficial ownership of the ZEVEX Common Stock is disclaimed by Edward W. Wedbush.

(4) Beneficial owner. Includes 195,000 shares of Common Stock held directly by Mr. Holmes. Mr. Holmes' address is P.O. Box 11207, Zephyr Cove, NV 89448.

(5) Chief Financial Officer, Secretary, Treasurer, and director. Includes 149,400 shares of Common Stock held directly and 36,250 shares of Common Stock issuable upon exercise of options held by Mr. McStotts that are currently exercisable or will become exercisable within 60 days. Excludes 93,750 shares of Common Stock issuable upon exercise of options held by Mr. McStotts that are not currently exercisable and will not become exercisable within 60 days.

(6) Sr. Vice President. Includes 31,700 shares of Common Stock held directly and 70,000 shares of Common Stock issuable upon exercise of options held by Mr. Smith that are currently exercisable or will become exercisable within 60 days. Excludes 70,000 shares of Common Stock issuable upon exercise of options held by Mr. Smith that are not currently exercisable or will not become exercisable within 60 days.

(7) Director. Includes 28,250 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days. Excludes 6,250 shares of Common Stock issuable upon exercise of options held by Mr. Oldroyd that are not currently exercisable and will not become exercisable within 60 days.

(8) Director. Includes 10,000 shares of Common Stock held directly. Excludes 10,000 shares of Common Stock issuable upon exercise of options held by Mr. Lemley that are not currently exercisable and will not become exercisable within 60 days.

(9) Director. Includes 7,500 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days. Excludes 7,500 shares of Common Stock issuable upon exercise of options held by Mr. Kaysen that are not currently exercisable and will not become exercisable within 60 days.

(10) Director. Includes 2,500 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days. Excludes 10,500 shares of Common Stock issuable upon exercise of options held by Mr. Robertson that are not currently exercisable and will not become exercisable within 60 days.

(11) Director. Includes 2,000 shares of Common Stock held directly. Excludes 10,000 shares of Common Stock issuable upon exercise of options held by Mr. Shanaman that are not currently exercisable and will not become exercisable within 60 days.

COMPANY STOCK PRICE PERFORMANCE

         The following graph shows a comparison of the cumulative total shareholder return on ZEVEX' Common Stock over the past five fiscal years with the cumulative total return of the Russell 2000 Stock Index and ZEVEX' Peer Group, consisting of Colorado Medtech, Inc., Misonix Inc., Plexus Corporation, Utah Medical Products, Inc., Rehabilicare, Inc., Dynatronics Corporation, Alaris Medical, Inc., and Merit Medical Systems, Inc. The graph assumes $100 is invested in ZEVEX' Common Stock and in each of the two indices at the closing market quotation on December 31, 1996 and that dividends are reinvested.

[OBJECT OMITTED]


                                 1997       1998      1999       2000       2001      2002
                             --------- ---------- --------- ---------- ---------- ---------

Russell 2000                      100         99       119        114        115        91
Peer Group                        100        151       159        115        157       125
ZEVEX                             100         52        56         45         31        21



         The stock price performance graphs depicted above shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934.

                                OTHER INFORMATION

Certain Relationships and Related Transactions

         On December 31, 1998, we acquired JTech Medical Industries, Inc. pursuant to a Stock Purchase Agreement among ZEVEX and the four shareholders of JTech. Our current Senior Vice President, Leonard C. Smith, was one of the selling JTech shareholders. He received $1,311,188 in cash and a convertible debenture in connection with the JTech Stock Purchase. The convertible debenture, in the principal amount of $1,363,594 (inclusive of the 1999 earn-out provision) was originally due January 6, 2002 and convertible to common stock at Mr. Smith's option during the period from January 6, 2000 to January 6, 2002 at $11 per share. On December 31, 2001, we paid $290,000 in cash to Mr. Smith and negotiated an extension of time to pay $1,000,000, under the same terms through the period of January 6, 2003. On April 5, 2002, we paid $73,594 in cash to Mr. Smith as principal payment on the convertible debenture. On December 31, 2002, we paid $1,000,000 in cash to Mr. Smith as the final principal payment on the convertible debenture.

Section 16(A) Beneficial Reporting Compliance

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors, executive officers, and 10% shareholders to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock. Based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that during 2002 all directors, executive officers, and 10% shareholders complied on a timely basis with all applicable filing requirements under Section 16(a) of the Exchange Act.

Shareholder Proposals

         We anticipate that the 2004 annual meeting of shareholders ("2004 Annual Meeting") will be held in June 2004. In order for a shareholder's proposal to be considered for inclusion in our proxy materials for the 2004 Annual Meeting, the proposal must be received by our Secretary, Phillip L. McStotts, 4314 ZEVEX Park Lane, Salt Lake City, Utah 84123, no later than February 17, 2004, and must otherwise comply with the requirements of Securities and Exchange Commission Rule 14a-8.

         Proposals of shareholders submitted for consideration at the ZEVEX 2004 Annual Meeting (other than those submitted for inclusion in our proxy material pursuant to Rule 14a-8) must be delivered to our Secretary no later than 30 days prior to the date of the 2004 Annual meeting which is anticipated to be held in June 2004. If notice of a shareholder's proposal is not given by that date, our Proxy Holders may exercise discretionary voting authority to vote on any proposal when and if it is raised at the 2004 Annual Meeting.

Additional Information

         A copy of our Annual Report (in the form of our Form 10-K) accompanies this proxy statement. We will provide copies of the exhibits to the Form 10-K for a nominal fee upon request. We are subject to the informational requirements of Section 15(d) of the Securities Exchange Act of 1934, Commission File No. 001-12965, and in accordance therewith file reports on Forms 10-Q, 10-K, and 8-K with the Securities and Exchange Commission. Such reports and other information can be inspected, and copies can be obtained at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Copies can also be obtained by searching the "EDGAR Archives" for our name on the Commission's web page at http://www.sec.gov.

By order of the Board of Directors,
David J. McNally
Chief Executive Officer

Appendix A
Audit Committee Charter

               AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE
                                       OF
                             THE BOARD OF DIRECTORS
                                       OF
                            ZEVEX INTERNATIONAL, INC.

                    Amended and Restated as of March 6, 2003

Purpose of this Charter

This Amended and Restated Charter (the "Charter") has been adopted by the Board of Directors (the "Board") and by the Audit Committee of ZEVEX International, Inc. (the "Company"), effective as of the date set forth above. The Audit Committee of the Board (the "Committee") is herein charged with the duty to assist the Board in overseeing preparation and disclosure of the Company's financial information. Specifically, the Committee will oversee the establishment of the Company's accounting policies, processes, and controls, will oversee the preparation and disclosure of the Company's financial information, and will work with the Company's independent financial auditors in this regard (the "Auditors"). The objective of the Committee will be to monitor the quality and integrity of the Company's financial information so that it will fairly and completely present the financial condition and results of operations of the Company in all material respects and to insure the effectiveness of internal controls. In carrying out its duties, the Committee will be subject to the direction of the Board and will regularly report to the Board.

Organization

The Committee is a committee of the Board, with the delegated authority as described herein. The Committee shall be known as the "Audit Committee." The Committee shall be elected by the Board and shall be composed of directors who are "independent" as that term is defined by Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each member of the Committee shall be free from any relationship that, in the opinion of the Board, would interfere with his or her exercise of independent judgment as a committee member. All members of the Committee shall have a working familiarity with basic finance and accounting practices and at least one member of the Committee shall have accounting or related financial management expertise. No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board or any other committee of the Board, (1) accept any consulting, advisory or other compensatory fee from the Company, or (2) be an affiliate of the Company or any of its subsidiaries. One member of the Committee will be elected by a majority of the Committee or appointed by the Board to serve as the Chairperson of the Committee.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Members of the Committee may participate in person or telephonically. The meetings of the Committee shall include the following:

1. Once each fiscal year, or more frequently as circumstances may dictate, prior to the release of the Company's Annual Report on Form 10-K, the Committee will meet with (a) management of the Company, (b) the Company's principal accounting officer, and (c) the Auditors outside the presence of management.

2. Once each fiscal quarter, prior to the release of the Company's quarterly report on Form 10-Q, the Committee will meet with (a) the Auditors and management to review the Company's financial statements (the Committee will determine, in the exercise of its discretion, whether to meet with the Auditors outside the presence of management, and the Chairperson of the Committee may represent the entire Committee for purposes of these meetings); (b) the Chief Executive Officer of the Company; (c) the Chief Financial Officer of the Company or, in the absence of the Chief Financial Officer, with the principal accounting officer of the Company.

Duties

The Committee will have the following duties:

1. The Committee shall review and update this Charter periodically, as deemed necessary or appropriate by the Committee.

2. Each member of the Committee shall be able to read and understand fundamental financial statements or will become able to do so within a reasonable time after appointment to the Committee.

3. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual's financial sophistication. The Company will disclose in its reports filed with the Securities and Exchange Commission ("SEC") whether the Committee includes at least one member who is a financial expert. The Committee shall have the direct responsibility to hire, set the compensation of, and oversee all work performed by the Auditors and shall engage independent counsel or other outside advisors as the Committee deems necessary and appropriate. In this regard, the Committee shall (a) negotiate, execute and deliver the engagement letter to be entered into between the Company and its Auditors, and establish the compensation to be received by the Auditors, (b) evaluate on a periodic basis the Auditors who are engaged to audit the financial statements of the Company and its divisions and subsidiaries, (c) have the sole authority to approve non-audit services to be performed by the Auditors, but only as permitted by the rules of the National Association of Securities Dealers (the "NASD") under the listing standard for its automated quotation system ("Nasdaq') and the rules and regulations of the SEC, which authority the Committee may delegate to one or more members of the Committee from time to time.

4. The Committee will meet with the Auditors and financial management of the Company to review the scope of the proposed audit (including timely quarterly reviews) for the current fiscal year and the procedures to be used in such audit and reviews.

5. The Committee will review with the Auditors and the Company's financial and accounting personnel the adequacy and effectiveness of the Company's accounting and financial controls and will elicit recommendations for the improvement of such internal controls. Particular emphasis will be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

6. The Committee shall review the internal audit function of the Company, including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the Auditors.

7. The Committee will review reports from regulators and other legal and regulatory matters that have a material effect on the financial statements or related corporate policies.

8. The Committee will inquire of management and Auditors about the significant risks or exposures and assess the steps management has taken to minimize such risks to the Company.

9. The Committee will review the quarterly financial statements with the financial management and the Auditors prior to the filing of the Company's Form 10-Q (or prior to the press release of financial results for that quarter, if possible) to determine that the Auditors do not take any exception to the disclosure and content of the financial statements. Additionally, the Committee will discuss with the Auditors any other matters that are required to be communicated to the Committee by the Auditors. The Chairperson of the Committee may represent the entire Committee for purposes of this review.

10. The Committee will review the financial statements contained in the annual report to shareholders with management and the Auditors to determine that the Auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders.

11. The Committee will review with financial management and the Auditors the results of their timely analysis of significant reporting issues and practices, including changes in or the adoption of accounting principles and disclosure practices, and will discuss any other matters required to be communicated to the Committee by the Auditors. Also, the Committee will review with financial management and the Auditors their judgments about the quality, not just acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates and other significant decisions made in preparing the financial statements.

12. The Committee shall review, prior to announcement, corporate press releases and other disclosures containing financial information for the purpose of ensuring that such press releases and other disclosures properly disclose financial information presented in accordance with GAAP and, to the extent pro forma information is included, adequately disclose how such pro forma information differs from the comparable GAAP information and that such pro forma information is not given undue prominence or otherwise provide misleading presentations of the Company's results of operations or financial condition.

13. The Committee will provide sufficient opportunity, including direct separate contact, for the Auditors to meet or communicate with members of the Committee, without members of management present. Among the items to be discussed in these meetings are the Auditors' evaluation of the Company's financial and accounting personnel and the degree of cooperation that the Auditors received during the course of their audit.

14. The Committee will report the results of the annual audit to the Board. If required by the Board, the Committee will invite the Auditors to attend a meeting of the full Board to assist in reporting the results of the annual audit or to answer other directors' questions (or alternatively, the other directors, particularly the other independent directors, may be invited to attend the Committee meeting during which the results of the annual audit are reviewed).

15. On an annual basis, the Committee will obtain from the Auditors a written communication delineating all their relationships and professional services as required by Independence Standards Standard No. 1, Independence Discussions with Audit Committees. In addition, the Committee will review with the Auditors the nature and scope of any disclosed relationships or professional services and take appropriate action to oversee the continuing independence of the Auditors.

16. The Committee will receive prior to each meeting a summary of findings from any completed internal audits and a progress report on any proposed internal audit plan, with explanations for any deviations from the original plan.

17. The Committee will submit the minutes of all meetings of the Committee to the Board and will discuss with the Board the matters discussed at each meeting of the Committee.

18. Prior to any event involving a related party transaction, the Committee will review and approve such transaction or notify and request action on the related party transaction by the full Board.

19. The Committee will notify all employees of the Company annually of the procedures established for complaints received about accounting, internal controls or auditing matters, as well as confidential, anonymous submission by employees of the Company regarding accounting or auditing matters.

20. The Committee shall investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

21. The Committee will receive reports from the Auditors regarding the Company's critical accounting policies and material communications between the Auditors and management.

22. The Committee will review with the Company's legal counsel any legal requirements relating to its duties under this Charter.

23. The Committee will review with the Company's legal counsel any legal proceedings that could have a significant impact on the Company's financial statements.

24. The Committee will perform any other activities that are consistent with it duties under this Charter.

Appendix B
PROXY
ZEVEX INTERNATIONAL, INC.
4314 ZEVEX Park Lane, Salt Lake City, Utah 84123
Annual Meeting of Shareholders, July 17, 2003

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

         The undersigned shareholder of ZEVEX International, Inc., a Delaware corporation ("ZEVEX"), hereby appoints David J. McNally and Phillip L. McStotts as Proxy Holders, each with the power to appoint his substitute, and hereby authorizes them, or either of them, to represent and to vote, as designated below, all the shares of common stock of ZEVEX held of record by the undersigned on June 2, 2003 (the record date), at the Annual Meeting of Shareholders to be held on July 17, 2003 or at any continuation(s) or adjournment(s) thereof. The proposals listed below are made by the Board of Directors.

1.       ELECTION OF DIRECTORS

         [ ] FOR all nominees listed below               [ ] WITHHOLD AUTHORITY
         (except as marked to the contrary below)        to vote for all
                                                         nominees listed below

(To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)

         David J. McNally                   Bradly A. Oldroyd

2. APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2003

         [ ] FOR                [ ] AGAINST                   [ ] ABSTAIN

3. IN THEIR DISCRETION, Proxy Holders are authorized to vote upon such other business as may properly come before the Annual Meeting.

         This Proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is given, then this Proxy will be voted FOR all nominees for director listed in Proposal 1, and FOR Proposal 2.



Please sign exactly as your name appears on the records of ZEVEX' transfer agent. When shares are held by joint tenants, both should sign. When signing as attorney, or as executor, administrator, trustee, or guardian, please give your full title as such. If a corporation, the President or other authorized officer must sign in the full corporate name. If a partnership, an authorized person must sign in the partnership name.

Please mark, sign, date, and return this Proxy promptly. By signing below, the undersigned also acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, each dated June 6, 2003, accompanying this
Proxy.

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


                                            Dated:  _____________________________________________

                                            --------------------------------------------
                                            Signature (if held by
                                            an individual)
                                            ---------------------      ------------------------------
                                            Print Name                 Name of Entity Shareholder (if
                                                                       not held by an individual)
                                            ---------------------      ------------------------------
                                            Signature (if held         Signature of Authorized Signer
                                            jointly)                   of Entity
                                            ---------------------      ------------------------------
                                            Print Name                 Title of Authorized Signer

RETURN PROXY TO:  ZEVEX International, Inc., 4314 ZEVEX Park Lane, Salt Lake City, Utah 84123